Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
Facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

January 12, 2021

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Legato Merger Corp.

Amendment No. 2 to Form S-1

Filed October 30, 2020

File No. 333-248997

Ladies and Gentlemen:

On behalf of Legato Merger Corp. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 4, 2020, relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Form S-1

Cover Page

1.	We note your disclosure that members of your sponsor are not affiliated with your management. Please advise how you made this determination in light of their affiliation with your sponsor, of which your Chief Executive Officer is the managing member. Please also clarify that the sponsor members are affiliates of the company.

We wish to advise the Staff that the prior arrangement referred to above has been removed from this filing and we have revised disclosure in the Registration Statement to indicate that the shares that were transferred to Legato Sponsor LLC have been returned to their original holders. Accordingly, we respectfully believe that this comment is no longer applicable.

Securities and Exchange Commission

January 12, 2021

2.	We note you have revised your disclosure to state that nine members of your sponsor have indicated their interest to purchase up to 90% of the units being offered. Please identify these sponsor members, and revise disclosure to provide a representation that these sponsor members will acquire the units with the investment intent to hold the units.

Please also clarify here and throughout your prospectus whether these purchasers will have the same redemption rights and rights to funds in the trust account with respect to units purchased in this offering as those afforded to the public stockholders. Please also highlight whether the purchase of 90% of the offering by affiliates of the sponsor and the company distinguishes this offering from other SPAC offerings.

As indicated above, the above-referenced arrangement has been removed from the filing. We therefore respectfully believe that this comment is no longer applicable.

Risk Factors, page 17

3.	We note your risk factor disclosures on pages 23 and 27 regarding the impact of the sale of 90% of units to sponsor members on listing and voting. Please revise the risk factor on page 23 and add disclosure under “Listing of Our Securities” on page 80 to provide a more definitive statement regarding your ability to meet NASAQ’s listing requirements, and disclose the specific listing requirements and limitations that would be not be met if the sponsor members purchase 15,750,000 Units in the offering. Please also add a separate risk factor regarding the potential material impact of a reduced pubic float on the public investors.

As indicated above, the above-referenced arrangement has been removed from the filing. We therefore respectfully believe that this comment is no longer applicable.

Principal Stockholders, page 72

4.	Revise the beneficial ownership table to disclose the shares included in any private units to be acquired or beneficially owned by the principal stockholders.

As discussed with the Staff, the beneficial ownership table already included any private units to be acquired by the principal stockholders. However, we have added language to footnote 2 on page 72 of the Registration Statement to make this clearer.

Shares Eligible for Future Sale, page 83

5.	Please address the application of Rule 144 to sales of securities by sponsor affiliates who have indicated an interest in purchasing 90% of the offering.

As indicated above, the above-referenced arrangement has been removed from the filing. We therefore respectfully believe that this comment is no longer applicable.

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Securities and Exchange Commission

January 12, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely, /s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc.	Mr. David Sgro